CONSENT OF PAUL GORANSON

The undersigned hereby consents to:

(i)

the filing of the written disclosure regarding the technical report entitled “Nichols Ranch Uranium Project, 43-101 Technical Report, Preliminary Economic Assessment” dated February 28, 2015 (the “PEA”) in the Management Information Circular (the “MIC”) of Energy Fuels Inc. (the “Company”) being included as an exhibit to the Company’s Form 6-K (the “6-K”);

(ii)

the incorporation by reference of the technical disclosure derived from the PEA and the technical report entitled the “Arkose Uranium Project – Mineral Resource and Exploration Target – 43-101 Technical Report – Wyoming, USA” dated February 28, 2015, in the Form 8-K of Uranerz Energy Corporation filed with the SEC on March 19, 2015 (the “8-K”) into the MIC and the 6-K;

(i)

the incorporation by reference of the technical disclosure in the PEA, the 6-K and the 8-K into the Company’s Registration Statement on Form F-10, and any amendments thereto (File No. 333-194916)(the “F-10”) filed with the United States Securities and Exchange Commission; and

(iii)	the use of my name in the MIC, the 8-K, the F-10 and the 6-K.

s/ Paul Goranson
Paul Goranson, P.E.

Date: May 26, 2015